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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 811-21465

ING Clarion Global Real Estate Income Fund	American Stock Exchange

(Exact name of registrant as specified in its charter, and name of Exchange where security is listed and/or registered)

259 North Radnor-Chester Road, Suite 205, Radnor, PA 19087	(610) 995 2500

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Common Stock, par value $0.001 per share

(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐ 17 CFR 240.12d2-2(a)(1)
☐ 17 CFR 240.12d2-2(a)(2)
☐ 17 CFR 240.12d2-2(a)(3)
☐ 17 CFR 240.12d2-2(a)(4)
☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1
☑ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, ING Clarion Global Real Estate Income Fund (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

August 14, 2007 Date	By	/s/ T. Ritson Ferguson Name	Trustee, President and CEO Title

SEC 1654 (09-05)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CGR 240.19d-1 as applicable. See General Instructions.